 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 04, 2009
Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: February 04, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
  Company Secretary

Smith & Nephew
announcement dates for 2009

4 February
 2009

Smith & Nephew plc
(NYSE:SNN; LSE:SN), the global medical technology business,

will announce
its fourth quarter and
preliminary results
ending 31 December
 2008
 at
7.00am GMT/2.00am
Eastern
 on 12
 February 2009
. A presentation for
 financial
 analysts will be held at
9.00am
 GMT/
4.00am
Eastern,
 which can be seen live via webcast on the Smith & Nephew website at
www.smith-nephew.com
 and available on the site archive shortly afterwards.

The company will announce its quarterly results through the year as follows:

Quarter 1	30 April 2009
Quarter 2/Interims	30 July 2009
Quarter 3	6 November 2009

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 200
7 were nearly $3.4
 billion
.

Enquiries:

Smith & Nephew UK
Julie Allen	Tel: +44 (0)20 7401 7646
Corporate Affairs Coordinator

Media
Jon Coles and Justine McIlroy	Tel: +44 (0)20 7404 5959
Brunswick - UK

Cindy Leggett-Flynn	Tel: +1 (212) 333 3810
Brunswick - New York